Exhibit 99.1

2, place de la Coupole
La Défense 6
92 400 Courbevoie France
Fax : 33 (1) 47 44 68 21

Catherine ENCK
Tel. : 33 (1) 47 44 37 76

Patricia MARIE
Tel. : 33 (1) 47 44 45 90

Paul FLOREN
Tel. : 33 (1) 47 44 45 91

Christine de CHAMPEAUX
Tel. : 33 (1) 47 44 47 49

Bertille ARON
Tel. : 33 (1) 47 44 67 12

Laurence FRANCISCO
Tel. : 33 (1) 47 44 51 04

Mary DWYER
Tel. : 33 (1) 47 44 21 19

Isabelle CABROL
Tel. : 33 (1) 47 44 64 24

Charles-Edouard ANFRAY
Tel. : 33 (1) 47 44 65 55

Franklin BOITIER
Tel. : 33 (1) 47 44 59 81

TOTAL S.A.
Capital 6 491 182 360 euros
542 051 180 R.C.S. Nanterre

www.total.com

Total to invest €500 million to increase the conversion capacity at its Normandy refinery

Paris, February 19, 2004 - Total has decided to build a distillate hydrocracker (DHC) with a capacity of 2.4 million metric tons a year and a steam methane reformer (SMR) at its Normandy refinery near Le Havre. The total investment of these two units is around €500 million.

The hydrocracker will convert heavy fractions of petroleum into very low sulfur distillates, such as automotive diesel and kerosene for growing European markets. The new hydrocracker will also enable the Normandy refinery to significantly reduce its output of heavy fuel oil. It will also produce high-quality bases for lubricants and specialty fluids.

Total has used the best available technologies for the design of the new units to minimize the impact on the environment.

Up to 1,000 people will be involved onsite during the construction phase, with start-up of the units scheduled for mid-2006.

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Total is the fourth largest oil and gas company in the world with operations in more than 130 countries. Total’s activities cover the whole energy chain of the petroleum industry: exploration, oil and gas production, refining and marketing, trading and power generation. The Group is also a major player in chemicals through its chemicals branch, Atofina. Total has 121,500 employees worldwide. More information can be found on the company’s website: www.total.com